SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20
Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

TCU's consent to the Concession Bonus of Foz do Areia,

Segredo and Salto Caxias HPPs

Companhia Paranaense de Energia - COPEL (“Company” or “Copel”), a company that generates, transmits, distributes and trades energy, in continuity with Relevant Facts 07/22 and 04/23, announces to its shareholders and the market in general that, on this date, the plenary of the Federal Court of Auditors (“TCU”), within the scope of process TC 006.952/2023- 2, agreed to the amount of BRL 3.7 billion defined in the Interministerial Ordinance of the Ministries of Mines and Energy and Finance - MME/MF No. 01 for payment as a bonus for granting the concession of electricity generation for the set of Power Plants Hydroelectric Power Plants (“HPPs”) Governor Bento Munhoz da Rocha Netto (“Foz do Areia”), Governor Ney Aminthas de Barros Braga (“Segredo”), and Governor José Richa (“Salto Caxias”).

This fact constitutes a step in the process of obtaining a new concession contract for the HPPs for a period of 30 years, under the terms of Law 9074/95 and Federal Decree no. 9,271/2018 (as amended by Federal Decree 10,135/2019, 10,893/2021 and 11,307/2022), as well as being an important step towards the completion of the Public Offering for Distribution of the Company's shares.

This material fact shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act or a valid exemption from registration.

Curitiba, August 02, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 2, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.